

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 28, 2021

Lars Staal Wagner, M.D.
Chief Executive Officer
Evaxion Biotech A/S
Bredgade 34E
1260 Copenhagen K
Denmark

> **Re: Evaxion Biotech A/S**
> **Amendment No. 1 to Registration Statement on Form F-1**
> **Filed January 19, 2021**
> **Amendment No. 2 to Registration Statement on Form F-1**
> **Filed January 25, 2021**
> **File No. 333-251982**

Dear Dr. Wagner:

We have reviewed your amended registration statements and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to oral comments issued on January 14, 2021.

Amendment No. 1 to Registration Statement on Form F-1

In-Licensing, page 178

1.   We note your revisions in response to prior comment one and reissue in part. Please revise to disclose the royalty term.

Amendment No. 2 to Registration Statement on Form F-1

Danish Tax Considerations, page 223

2.   We note that the tax opinion filed as Exhibit 8.1 appears to be a short-form tax opinion. Please revise to clearly identify that the "Taxation – Danish Tax Considerations" disclosure is the opinion of the counsel or accountant. Please also revise the opinion to include a similar statement and to provide the consent of counsel or of the accountant to being named in the registration statement. Counsel or the accountant must opine on the tax consequences of the offering, not the manner in which those consequences are described in the prospectus. For guidance, refer to Sections III.B.2 and III.C.2 of Staff Legal Bulletin No. 19.

        You may contact Christine Torney at 202-551-3652 or Al Pavot at 202-551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Ada D. Sarmento at 202-551-3798 or Tim Buchmiller at 202-551-3635 with any other questions.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Life Sciences

cc: Dwight A. Kinsey, Esq.